Exhibit 15

May 18, 2009

Board of Directors

Attn: Mark Zesbaugh

Kona Grill, Inc.

7150 East Camelback Road

Suite 220

Scottsdale, AZ 85251

Re:	Notice of Acquisition Proposal

Dear Mark:

Mill Road Capital, L.P. (“Mill Road”) is the second largest shareholder of Kona Grill, Inc. (“Kona” or the “Company”), currently owning approximately 10% of the Company. The recent departure of the Company’s Chairman and CEO has placed Kona at a crossroads. The Company and its employees are facing a very difficult operating environment for restaurants without the leadership and vision that a permanent CEO should provide. The recently delayed rights offering provides a choice many shareholders find quite unpleasant: invest additional capital in a business with deteriorating results and lacking a permanent CEO or face a high level of dilution and significantly increased ownership by the former CEO’s father. Even with the current rights offering, the Company does not have the capital required to resume growth at the end of 2009. It is in the best interest of the Company, its employees, its shareholders and the Board to quickly address these issues. We strongly believe that Kona has a significantly better chance of successfully addressing the competitive, leadership and capital issues as a private company.

Mill Road is therefore pleased to submit a non-binding offer to acquire all of the Company’s shares for cash in a transaction valuing Kona’s total enterprise value at $27.9 million or $4.60 per share for each of the approximately 6.5 million shares currently outstanding. This represents a 101% premium to the closing price of $2.29 as of May 15, 2009 and is 10.5x LTM EBITDA. This offer is not conditioned on the receipt of any outside financing by Mill Road. We anticipate that the transaction would be accomplished through a merger of a company organized by Mill Road with and into the Company, as a result of which all stockholders of the Company would be entitled to this cash consideration.

If the Company decides to proceed with the rights offering and it is fully subscribed, Mill Road will increase the consideration that it pays to shareholders by $3.5 million (the amount raised in the rights offering), but given the large increase in the number of shares outstanding, this will result in a lower price paid per share (see Exhibit 1). If the rights offering is fully subscribed, every shareholder will receive that same net consideration that they would have received if there were no rights offering (see Exhibit 2).

Two Sound View Drive, Suite 300 — Greenwich, CT 06830 — (203) 987-3500

Mill Road is a Greenwich, Connecticut based investment firm with approximately $250 million of committed equity capital of which approximately $180 million is available for investment. Our limited partners include a prominent and highly respected group of state pension funds, foundations, endowments and insurance companies. Our firm is comprised of a core group of former Blackstone professionals who have successfully completed dozens of control transactions with a total value of several billion dollars. Additionally, we have significant industry experience as a substantial investor in many public restaurant companies and through my position on the Board of Directors of Panera Bread Co. (NASDAQ: PNRA) from 2003 to 2006.

Our industry and transaction experience along with our deep familiarity with the Company as a large shareholder will allow us to quickly complete due diligence and definitive documentation. We are prepared to commence negotiations immediately with respect to this acquisition proposal and wish to close this transaction as soon as possible. We believe we could reach agreement with the Company concerning a definitive acquisition agreement in less than 30 days. After entering into the definitive acquisition agreement with the Company, we could provide bridge financing for the Company on mutually agreeable terms to provide access to capital between the time of signing of the definitive acquisition agreement and closing of the acquisition of the Company by Mill Road.

We look forward to the opportunity to discuss our proposal in more detail with the Board of Directors at your earliest convenience. It would be our pleasure to meet in person at a location of your choice.

Sincerely,

Mill Road Capital L.P.

By:	Mill Road Capital GP LLC Its General Partner

By:	/s/ Thomas E. Lynch
Thomas Lynch
Senior Managing Director

Hard copy delivered via overnight

Exhibit 1 — Valuation of Offer

	Current	Pro Forma for Rights Offering
Total Enterprise Value	$27.9	$27.9
Less: Bridge Loan (Face Value)	(1.2)	(1.2)
Less: Notes Payable (at 3/31/09)	(1.9)	(1.9)
Less: Line of Credit (at 3/31/09)	(4.6)	(4.6)
Plus: Cash & Equivalents (at 3/31/09)	2.5	2.5
Plus: Investments (at 3/31/09)	0.7	0.7
Plus: Long Term Investments (at 3/31/09)	6.5	6.5
Plus: Proceeds of Rights Offering	0.0	3.5

Market Capitalization (Total Paid to Shareholders)	$30.0	$33.5

Shares Outstanding	6.5	9.1

Implied Price per Share	$4.60	$3.67

Note: All numbers in millions except per share

Exhibit 2 — Hypothetical Shareholder with 100 Shares

	Current	Pro Forma for Rights Offering
Shares Held	100	100
Incremental Shares Issued in Rights Offering	0	40

Total Shares Held	100	140

Offer Price Per Share	$4.60	$3.67

Gross Proceeds to Shareholder	$460	$514
Less: Funds to Acquire Shares in Rights Offering	0	(54)

Net Proceeds to Shareholder	$460	$460

Notes:

(1) This example is for a shareholder who owned the shares as of the April 17, 2009. Shareholders who purchased shares after that date do not receive rights to purchase additional shares in the rights offering.

(2) If the rights offering is less than fully subscribed, the holders of the Bridge Loan (primarily the former CEO’s father) will receive disproportionately more of the consideration and the current shareholders will receive less.